Mail Stop 4561

April 16, 2009

Bart S. Goldstein
Senior Associate General Counsel
MasterCard Incorporated
2000 Purchase Street
Purchase, NY  10577

      **Re:**     **MasterCard Incorporated**
               **Preliminary Proxy Statement on Schedule 14A**
               **Filed March 30, 2009**
               **File No. 001-32877**

Dear Mr. Goldstein:

      We have completed our review of your filing and have no further comments at this time.

               Sincerely,

               David L. Orlic
               Special Counsel

cc:      Via Facsimile (212) 455-2502
          Joshua Ford Bonnie, Esq.
          Simpson Thacher & Bartlett LLP